Rider

Combo Death Benefit Rider

This Rider is part of your Contract. It is subject to the Contract terms. If the terms of this Rider and the Contract differ, this Rider controls. The Rider Date is the date that this Rider takes effect. If this Rider is issued at the same time as your Contract, the Rider Date is the Contract Date shown on the Contract Specifications. If this Rider is issued after your Contract, it takes effect on the Contract anniversary date. As long as this Rider remains in force, the following Guaranteed Death Benefit Amount provision is added to, and made part of, your Contract as a subheading under, and at the end of, the Guaranteed Minimum Death Benefit Amount provision. Unless otherwise defined below, terms used in this Rider have the same meaning as in your Contract.

The Guaranteed Death Benefit Amount described in this Rider only has effect after the death of the Annuitant and cannot be withdrawn in a lump sum. Because the purpose of this Rider is to provide a Guaranteed Minimum Death Benefit Amount, this Rider will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Owner meets the qualifications specified in item 5 of the “Termination” section of this Rider.

Rider Definitions

The Anniversary of the Rider Date is any date that shares the same month and day as the Rider Date. (If the Rider Date is on February 29th, the Anniversary of the Rider Date in years that do not have a February 29th would be February 28th). If a calculation hereunder is to be made on the Anniversary of the Rider Date, such calculation will be made as of the close of the Valuation Period which includes such anniversary.

The Annual Credit Calculation Base is the amount to which the Death Benefit Annual Credit Rate is applied in calculating the Annual Credit Death Benefit Amount. At the beginning of the Annual Credit Period, the Annual Credit Calculation Base is set equal to the initial Combo Death Benefit Amount. The value of the Annual Credit Calculation Base will remain the same for the duration of the Annual Credit Period with the following exceptions:

(1)	If a Purchase Payment is made to the Contract, the Annual Credit Calculation Base will be increased at that time by the amount of the Net Purchase Payment (excluding premium bonuses, if any).

(2)	If you take a withdrawal, the Annual Credit Calculation Base will be decreased at that time by the amount of the withdrawal (including any applicable Surrender Charge).

The Annual Credit Benefit Cap is the maximum amount of the Annual Credit Death Benefit Amount. It is equal to the Annual Credit Benefit Cap Multiplier shown on Contract Specifications times the total of all Net Purchase Payments.

The Annual Credit Period is the period during which the Annual Credit Death Benefit Amount is calculated. The Annual Credit Period is the period of time from the Rider Date until the Annual Credit Period End Date shown on Contract Specifications.

An Annual Step-Up is an increase in the Combo Death Benefit Amount to the then current Contract Value on an Anniversary of the Rider Date. The Combo Death Benefit Amount will continue to be eligible to increase due to an Annual Step-Up on each Anniversary of the Rider Date until the Annual Step-Up End Date shown on Contract Specifications and until an Annual Step-Up is declined pursuant to the Charge for Rider provision.

The Base Rider Charge Rate is the rate shown on the Contract Specifications applicable to all Contract Years, unless the Rider Charge Rate has been changed pursuant to the Charge for Rider provision.

The Charge Freeze Period is the period shown on the Contract Specifications during which we guarantee that the Rider Charge Rate will not increase above the Base Rider Charge Rate.

FORM ICC16-CDB-1	The Ohio National Life Insurance Company	PAGE 1 OF 5

The Combo Death Benefit Amount is the value that is used to determine the Death Benefit Adjustment under your Contract.

The Death Benefit Annual Credit Rate is the rate applied in calculating the Annual Credit Death Benefit Amount and is shown on the Contract Specifications.

Guaranteed Death Benefit Amount

The Death Benefit Adjustment will be based upon the Combo Death Benefit Amount described below unless the Contract or another rider attached to, and made part of the Contract, results in a higher Death Benefit Adjustment. If this Rider is issued at the same time as your Contract, the initial Combo Death Benefit Amount is equal to the initial Net Purchase Payment (excluding premium bonuses, if any). If this Rider is added to your Contract on a subsequent anniversary of the Contract Date, the initial Combo Death Benefit Amount is equal to the Contract Value on the Rider Date.

Thereafter, the Combo Death Benefit Amount is calculated as the greater of (a) the Step-Up Death Benefit Amount or (b) the Annual Credit Death Benefit Amount.

Step-Up Death Benefit Amount

The initial Step-Up Death Benefit Amount is equal to the initial Combo Death Benefit Amount. Thereafter, the Step-Up Death Benefit Amount remains the same except as follows:

(1)	On any day that you make a Purchase Payment, the Step-Up Death Benefit Amount will be increased at that time by the amount of the Net Purchase Payment (excluding premium bonuses, if any).

(2)	On any day that you take a withdrawal, the Step-Up Death Benefit Amount will be adjusted on that day. The new Step-Up Death Benefit Amount will be set equal to (a) x ( 1 - (b)/(c) ) where:

(a)	is the Step-Up Death Benefit Amount immediately prior to the withdrawal;

(b)	is the amount of the withdrawal (including any applicable Surrender Charge); and

(c)	is the Contract Value immediately before the withdrawal.

(3)	On each Anniversary of the Rider Date prior to the Annual Step-Up End Date and unless an Annual Step-Up is, or was, declined, the Step-Up Death Benefit Amount will be set equal to then current Contract Value (before deducting any applicable charges for the Contract, this Rider or any other rider) if such Contract Value is greater than the existing Step-Up Death Benefit Amount.

Annual Credit Death Benefit Amount

The Annual Credit Death Benefit Amount at the beginning of the Annual Credit Period is equal to the initial Combo Death Benefit Amount. Thereafter, the Annual Credit Death Benefit Amount remains the same except as follows:

(1)	On any day that you make a Purchase Payment, the Annual Credit Death Benefit Amount will be increased at that time by the amount of the Net Purchase Payment (excluding premium bonuses, if any).

(2)	On any day that you take a withdrawal, the Annual Credit Death Benefit Amount will be adjusted on that day. The new Annual Credit Death Benefit Amount will be set equal to (a) x ( 1 - (b)/(c) ) where:

(a)	is the Annual Credit Death Benefit Amount immediately prior to the withdrawal;

(b)	is the amount of the withdrawal (including any applicable Surrender Charge); and

(c)	is the Contract Value immediately before the withdrawal.

FORM ICC16-CDB-1	The Ohio National Life Insurance Company	PAGE 2 OF 5

(3)	On each Anniversary of the Rider Date prior to the Annual Credit Period End Date, the Annual Credit Death Benefit Amount will be set equal to (a) + (b) where:

(a)	is the existing Annual Credit Death Benefit Amount and

(b)	is the Annual Credit Calculation Base multiplied by the Death Benefit Annual Credit Rate.

(4)	The Annual Credit Death Benefit Amount shall in no event exceed an amount equal to (a) minus (b) where:

(a)	is the Annual Credit Benefit Cap; and

(b)	is an amount for each withdrawal (including any applicable Surrender Charge) taken equal to (i) x ( 1 - (ii)/(iii) ) where:

(i)	is the Annual Credit Benefit Cap immediately prior to the withdrawal;

(ii)	is the amount of the withdrawal (including any applicable Surrender Charge); and

(iii)	is the Contract Value immediately before the withdrawal.

Purchase Payment Limitations

We may limit the amount of additional purchase payments we will accept for this contract after the total amount of all purchase payments exceeds the Total Maximum Purchase Payment Amounts shown on the Contract Specifications.

Spousal Continuation

If your surviving spouse becomes the sole Owner of the Contract upon your death, such spouse shall become the new Annuitant for purposes of this benefit, subject to the following conditions:

(1)	Effective the original Annuitant’s date of death, the Step-Up Death Benefit Amount will be set equal to the greater of (a) the Contract Value as of such date of death plus the Death Benefit Adjustment, if any and (b) the Step-Up Death Benefit Amount as of the original Annuitant’s date of death.

(2)	Effective the original Annuitant’s date of death, the Annual Credit Death Benefit Amount will be set equal to the greater of (a) the Contract Value as of such date of death plus the Death Benefit Adjustment, if any and (b) the Annual Credit Death Benefit Amount as of the original Annuitant’s date of death.

(3)	Effective the original Annuitant’s date of death, the Annual Credit Calculation Base will be set equal to the greater of (a) the Contract Value as of such date of death plus the Death Benefit Adjustment, if any and (b) the Annual Credit Calculation Base as of the original Annuitant’s date of death.

(4)	If the Annual Credit Period End Date occurred prior to the original Annuitant’s death, the Annual Credit Period will not restart regardless of the age of your surviving spouse. If the Annual Credit Period End Date did not occur prior to the original Annuitant’s death, the Annual Credit Period End Date will be based on your surviving spouse’s age.

(5)	If the Annual Step-Up End Date occurred prior to the original Annuitant’s death, the Step-Up Death Benefit Amount is no longer eligible for Annual Step-Ups regardless of the age of your surviving spouse. If the Annual Step-Up End Date did not occur prior to the original Annuitant’s death, the Annual Step-Up End Date will be based on your surviving spouse’s age.

We will only allow one exercise of a spousal continuation under this Rider.

Available Investment Options

While this Rider is in force, your Purchase Payments and Contract Value must be allocated in accordance with the Combo Death Benefit Rider Investment Requirements included on the Contract Specifications.

FORM ICC16-CDB-1	The Ohio National Life Insurance Company	PAGE 3 OF 5

You may modify your Purchase Payment allocations at any time by providing Notice to us as long as the new allocations continue to satisfy the stated investment requirements. Any transfer request must result in a Contract Value allocation that continues to meet the stated investment requirements. A transfer request will not cause your allocation instructions for Purchase Payments and/or the rebalancing of your Contract to change, unless such request is accompanied by new instructions for allocating Purchase Payments and/or for rebalancing.

Charge for Rider

There is an annual charge for this Rider that we will deduct from your Contract Value on a quarterly basis each contract quarter. The amount deducted will equal the Rider Charge Rate times the Combo Death Benefit Amount. The Base Rider Charge Rate is shown on the Contract Specifications. The charge for this Rider will cease if the Contract or Rider is terminated.

Based on future anticipated experience, we may increase the charge for this Rider on any Anniversary of the Rider Date once the Charge Freeze Period has ended. The new charge will be no greater than the Maximum Annual Rider Charge Rate shown on the Contract Specifications. You may avoid a Rider Charge Rate increase by declining any and all future Annual Step-Ups in a form acceptable to us within 30 days of our Notice of a new declared Rider Charge Rate.

The Rider Charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. However, charges will not be pro rated against the amount allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.

Reports

Before the date the Contract is annuitized, the annual report provided for in the Contract will include the value of Combo Death Benefit Amount on the latest Contract anniversary.

Termination of Rider

You may cancel this Rider at any time by providing Notice to us. This Rider will terminate upon the earliest of:

(1)	The date the Contract is terminated in accordance with its terms, including when the Contract Value becomes zero;

(2)	The Combo Death Benefit Termination Date shown on the Contract Specifications;

(3)	The date the Contract is annuitized;

(4)	The death of the Annuitant, except in the case of spousal continuation; or

(5)	If the Contract Owner is changed or the Contract is assigned, except in the following circumstances:

(a)	the new Owner or assignee assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to the Owner’s spouse during the Owner’s lifetime, a change to a court appointed guardian representing the Contract owner during the Contract owner’s lifetime, etc.);

(b)	ownership of an IRA or Roth IRA is being changed from one custodian to another, from the determining life to a custodian, or from a custodian to the determining life; or

(c)	the assignment is for the purpose of effectuating a 1035 exchange of the Contract (i.e. the option may continue during the temporary assignment period and not terminate until the Contract is actually surrendered);

FORM ICC16-CDB-1	The Ohio National Life Insurance Company	PAGE 4 OF 5

If (1) the surviving spouse is the sole beneficiary of the Contract; (2) we received proof of death but did not receive Notice of spousal continuation at the same time; and (3) the only reason for the termination of this Rider is the death of the Annuitant, we will reinstate the Rider if we receive Notice of a permitted spousal continuation on or before the Maximum Spousal Continuation Election Date shown on the Contract Specifications.

THE OHIO NATIONAL LIFE INSURANCE COMPANY

FORM ICC16-CDB-1	The Ohio National Life Insurance Company	PAGE 5 OF 5